

OFFERING MEMORANDUM

facilitated by



Zaahh, Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Zaahh, Inc.
State of Organization	DE
Date of Formation	10/11/2018
Entity Type	Corporation
Street Address	6 Carmel Way, San Anselmo CA, 94960
Website Address	https://awesomesourdough.com/

(B) Directors and Officers of the Company

Key Person		Alexander Corsini
Position with the Company		
	Title	Founder and CEO
	First Year	2018
Other business experience (last three years)		*Owner of Alex's Awesome Sourdough Bread, 2018 to Present*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Alexander Corsini	36.3%

(D) The Company's Business and Business Plan

Our Story

When Alex developed an autoimmune condition in 2016, he turned to nutrition in hopes to heal. After months of dieting, he discovered that modern bread, high in gluten and industrial ingredients, aggravated his symptoms. When his doctor recommended sourdough as an alternative, he gave it a shot.

- Amazingly, Alex felt a difference in the way he digested the bread. Sourdough, which is fermented with wild cultures, is a slower baking process that increases the bioavailable nutrients in the dough, lower its glycemic index and makes it easier to digest.
- When his autoimmune symptoms subsided in 2017, he felt compelled to create a natural foods brand highlighting the wholesome and nourishing qualities of sourdough.

Why Sourdough?

Sourdough is naturally fermented, has more nutrients, and is easier to digest.

- Naturally Fermented: Sourdough is a healthy traditional food similar to yogurt or kombucha. With origins dating back thousands of years, sourdough is a fermentation process using wild "gut-friendly" cultures instead of modern commercial yeast strains.
- More Nutrients: As a result of sourdough's slight acidity due to fermentation (which makes it delicious!), vitamins, proteins and amino acids in the dough are more available for your health!
- Easier to Digest: Sourdough fermentations have shown to decrease the glycemic index of dough and lower its gluten content over time. Therefore, many individuals with minor gluten sensitivities feel awesome eating sourdough!

Our Offerings

Sourdough, which is fermented with wild cultures, is a slower baking process that increases the bioavailable nutrients in the dough, lower its glycemic index and makes it easier to digest.

- Our team is proud to say we are the first USDA Organic and Non GMO Verified pizza on the market.
- Everyone at Alex's Awesome Sourdough looks forward to sharing these artisan, feel-good pizzas with you!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$225,000
Offering Deadline	October 8, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Adding Retail customers	$211,500	$235,000
Mainvest Compensation	$13,500	$15,000
TOTAL	$225,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business

expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 1.1%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.0%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 1.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$225,000	1.0%
$231,250	1.0%
$237,500	1.1%
$243,750	1.1%
$250,000	1.1%

[3] To reward early participation, the investors who contribute the first $150,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $150,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Shares
Number of Shares Outstanding	2,000,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1 share =1 vote
How these securities differ from the revenue sharing notes being offered to investors	no dividend

Name of Security	Seed Preferred
Number of Shares Outstanding	843,999
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1 share = 1 vote
How these securities differ from the revenue sharing notes being offered to investors	4% dividend deferred

Name of Security	Series A Preferred
Number of Shares Outstanding	1,216,423
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	1 share = 1 vote
How these securities differ from the revenue sharing notes being offered to investors	4% dividend deferred

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Alexander Corsini	36.3%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many

people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Gourmet Growth	$230,000	0.1%		Revolving Line

(Q) Other Offerings of Securities within the Last Three Years

The company has made two offerings. The first was a Seed Preferred investment for $600,000 which was used to start the company, complete product development and initiate marketing and sales. The second offering was a Series A Preferred which has been used to expand the store footprint of the company and finance the required marketing and sales investment.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Alex's Awesome Sourdough has been operating since May 2018 and has since achieved the following revenue milestones:

- Secured its first location in September 2018 and generated 2018 revenue of $15,000

- Expanded distribution to 45 stores by the end of 2019 and generated revenue of $109,000

- At the end of 2019, the company signed an agreement with Presence Marketing, one of the leading natural food brokers, to represent the company on a national basis

- In 2020, the company expanded distribution to over 1,300 locations and generated revenue of $1,040,000

- The company has increased its distribution to 3,500 stores and is on a pace to generate revenue of $3,000,000 in 2021

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

Alex's Awesome Sourdough has taken in equity investment to date of approximately $2.8 million and has plans to raise additional equity of $2.0 million in order to reach cash flow breakeven.

The company also has a line of credit with Gourmet Growth based upon the value of the purchase orders and receivable form its customers.

The proceeds from Mainvest will help the company develop new products and reduce the amount of equity capital needed to reach cash flow breakeven

Profitability

Alex's Awesome Sourdough is not profitable. In order to reach cash flow breakeven, the company must increase the number of stores from the current 3,600 to approximately 6,400. The company hopes to achieve this milestone by the end of 2022 or early 2023.

Financial liquidity

Alex's Awesome Sourdough requires additional capital to fund its losses until it reaches cash flow breakeven.

The company estimates that it will lose approximately $1.5 million until it reaches cash flow breakeven.

Other challenges

Alex's Awesome Sourdough has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- As a food company, Alex's Awesome has a food safety risk. The company has not had any issues to date.

- Other larger companies have better access to capital

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer

to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,100,000	$7,500,000	$13,400,000	$20,410,000	$30,760,000
Cost of Goods Sold	$1,900,000	$3,800,000	$6,654,000	$10,053,000	$14,706,000
Gross Profit	$1,200,000	$3,700,000	$6,746,000	$10,357,000	$16,054,000
EXPENSES					
Salaries	$401,000	$770,000	$1,140,000	$1,400,000	$1,550,000
Insurance	$12,000	$18,000	$28,000	$30,000	$32,000
Legal & Professional Fees	$12,000	$14,000	$18,000	$22,000	$24,000
Marketing and Social	$490,000	$625,000	$800,000	$850,000	$900,000
Sales	$1,225,000	$2,446,000	$3,700,000	$5,100,000	$7,800,000
Distribution	$258,000	$429,000	$760,000	$1,150,000	$1,700,000
New Product Development	$60,000	$80,000	$90,000	$110,000	$120,000
Operating Profit	$-1,258,000	$-682,000	$210,000	$1,695,000	$3,928,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

[Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$360,480.00	$214,317.00
Cash & Cash Equivalents	$288,623.00	$177,196.00
Accounts Receivable	$15,413.00	$8,976.00
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$106,105.00	$13,111.00
Cost of Goods Sold	$82,967.00	$4,795.00
Taxes Paid	$0.00	$0
Net Income	$-527,714.00	$-59,620.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V